ANNUAL REPORT

HOSOI GARDEN MORTUARY, INC.


DESCRIPTION OF BUSINESS

Hosoi Garden Mortuary, Inc. (the "Company") was incorporated in 1957 under the laws of the State of Hawaii as the successor to a business founded in 1900. Professional funeral services are the principal services rendered by the Company. The Company is engaged in the funeral and mortuary business, including the sale of pre-need funeral services contracts. During the fiscal years ended May 31, 1997 and 1996, funeral services accounted for 72.7% and 70.6%, respectively, of revenues.

The Company owns 50% of Garden Life Plan, Ltd.
("Garden Life") which sells pre-need funeral service contracts for which the Company acts as the sole servicing mortuary.

The Company operates a mortuary business in Honolulu, Hawaii. Although established to offer funeral services to all persons in Hawaii, the Company serves principally persons of Japanese ancestry who follow a particular and special order of worship in accordance with their religious beliefs. In addition to handling funeral services for residents of Honolulu, the Company conducts services for residents of other counties in Hawaii and prepares remains for shipment to or receives them from other counties in Hawaii, other states in the United States and foreign countries.

Thirty-six (36) persons were employed by the Company for the fiscal year ended May 31, 1997. Fourteen (14)
persons were employed full-time and twenty-two (22) persons were employed part-time.


DIRECTORS AND EXECUTIVE OFFICERS

The Company has a total of nine (9) directors constituting the entire Board of Directors, divided into three (3) classes of three (3) directors each.
The Company's Articles of Association provide for each class of directors to be elected for three-year terms on a staggered basis.

Directors hold office for the duration of their terms and thereafter until their successors are elected.
The executive officers serve at the pleasure of the Board of Directors.

The names, ages, positions and offices, terms of office, and business experience of the directors and executive officers of the Company during the past five years are set forth below.

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DIRECTORS WHOSE TERMS EXPIRE IN 1998

Clifford Hosoi has been a director of the Company since 1989. He was a vice president from 1989 until his appointment as president and chief executive officer of the Company as of January 1, 1994. He has been a licensed embalmer since 1979. He has been a Funeral Director for the Company since 1985. He serves as a director of Garden Plan, Ltd.

Rene Mansho is an elected member of the City Council of City and County of Honolulu and has served on the City Council since 1988. She has been a director of the Company since 1993. She presently serves as chairperson of the Board of Directors and was elected to that position in 1994. She has been a school teacher, Vice-Principal and Administrator with the Department of Education of the State of Hawaii between 1971 through 1988. Other organizations with which she is involved include the Hawaii State Association of Counties, the Mililani Hongwanji, Mililani YMCA,
Honolulu Japanese Chamber of Commerce, Goodwill
Industries, Friends of Waipahu Cultural Garden Park and Hawaii State Teachers Association.

Ricky C. Manayan is president/general manager of KISS-AM Radio Station, Inc. He has been a director of the Company since 1995. His other business interests or affiliations include Ricky C. Manayan, Inc., Ricky Manayan Associates and Transpacific
Empire, Inc.  He is an Authorized Exclusive
Distributor for RAM Telecommunications, President of
East-West Real Estate Co., Inc.


DIRECTORS WHOSE TERMS EXPIRE IN 1999

Sadako Hosoi is the widow of Herman S. Hosoi, founder of the Company. She has been a director of the Company since 1957. In the past, she has served as chairperson of the Company and treasurer. She serves as a director of Garden Life Plan, Ltd.

Roy T. Shimonishi is co-owner of Hungry Lion Coffee
Shop in Honolulu, Hawaii. He has been a director since 1979. He serves on the Board of Directors of the Hawaii Restaurant Association, Catholic Services for the Elderly and Hungry Lion Charities. He is also an area coordinator for Excel Telecommunications. Roy
T. Shimonishi resigned as a director in May 1997.

Berton T. Kato is an attorney licensed in the State of Hawaii and has his own law practice.

Anne T. Tamori has been employed by the Company since
1978. She has been a vice president of the Company since 1994. She has served as an associate secretary of the Company. Following the resignation of Roy T.
Shimonishi as a director, the Board of Directors elected Anne T. Tamori to serve Roy T. Shimonishi's remaining term as a director, which will expire in 1999.

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DIRECTORS WHOSE TERMS EXPIRE IN 2000

Julie S. Shimonishi is a school teacher and has been employed by the Department of Education, State of Hawaii, since 1970. She has been a director since
1979.

Robert Kuwahara is a Certified Public Accountant licensed to practice in the State of Hawaii since
1975. He was elected as a director of the Company to serve the remaining term of William Koyanagi who resigned in 1995. He is a member of the American
Institute of Certified Public Accountants, Hawaii
Society of Certified Public Accountants, and National
Society of Public Accountants. He is also on the Board of Managers of the Nuuanu YMCA.

Richard B. Dole is the Vice-President and Principal of Kuroman Realty, Inc. He has been a director of the Company since 1995. He holds many professional designations, including the American Society of Appraisers, Chartered Financial Analyst and Certified
Financial Planner designations. He is the Co-Trustee of the James D. Dole Trust. He is involved with many professional organizations, including the American
Society of Appraisers, the Association for Investment
Management Research (AIMR), the Hawaii Venture Capital
Association, the Hawaii Employee Ownership and
Participation Advisory Committee, State of Hawaii, the
Institute of Certified Financial Planners, and the
Hawaii Estate Planning Council.


OTHER EXECUTIVE OFFICERS

David Fujishige has been employed by the Company since
1989. He has been a funeral director since 1991. He has been a vice president of the Company since 1994.
Prior to joining the Company, he was a food production supervisor at Rehabilitation Hospital of the Pacific.

Keith Numazu has been employed by the Company since
1992.  He has been treasurer of the Company since
1994. He has been an assistant bookkeeper and programmer since 1992. Prior to joining the Company, he was a systems operator/analyst for Consolidated
Amusement, Inc. and a senior systems analyst/ programmer for Holmes and Narver, Inc. and Raytheon
Services Nevada.

Elaine Nakamura has been employed by the Company since
1963.  She is the secretary of the Company.

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MARKET FOR THE COMPANY'S COMMON SHARES
AND RELATED SHAREHOLDER MATTERS

The common shares of the Company are neither traded nor listed on an exchange and has no established public trading market. One stockbroker in Honolulu, Hawaii, quotes the common stock, but the Company does not know the prices at which the trades are made.
During the fiscal year ended May 31, 1997, the Company redeemed 42,170 shares as follows:



No. of Shares                 Redemption Price


 1,900                        $4.50

40,270                        $4.00


There were 1,683 record holders of common stock as of May 31, 1997.

A cash dividend has been declared and paid once a year since 1969. The dividend for the year ended May 31, 1997, which was declared on October 16, 1997, was $.10 per share. Dividends for the year ended May 31, 1997, are payable to shareholders on January 2, 1998. The dividend for the year ended May 31, 1996, which was declared on October 26, 1996, was $.045 per share.


MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

TOTAL REVENUES

The Company's revenues increased by $130,371 in 1997 over 1996. The increase of 4.8% is attributable to increases in revenues from facilities charges and from charges for funeral services. Revenues from facilities charges increased by $15,500 and revenues from services increased by $110,400 in 1997 over 1996, respectively.

Overall, the Company expects revenue growth to continue in fiscal 1998 due to an increase in prices for funeral services, partially offset by an expected shift to lower priced funeral services.

The Company's operating expenses are increasing as the Company continues to upgrade its professional staff and continues to explore either the establishment of a pre-need authority or the purchase of the interest of its 50% shareholder in Garden Life Plan, Ltd., and operating results for fiscal 1998 will be adversely affected if revenues do not increase correspondingly.

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The Company's operating results may also be affected by
Hawaii's generally unfavorable economic conditions which may be the cause of the shift to lower priced funeral services.


COST OF SALES AND SERVICES

Cost of sales and services remained relatively stable at 73.2% in 1997 compared to 73.9% in 1996. Cost of sales for 1996 has been restated from the amount previously reported of 70.9 % to 73.9% as a result of the retroactive adjustment of rental expense from $275,868, the amount previously reported, to $356,430.
The increase in rental expense as a percent of revenues, was offset by decreases in the cost of merchandise.


GROSS PROFIT

Gross profit as a percentage of total revenues remained relatively stable at 26.8% and 26.1% in 1997 and 1996 respectively. Gross profit for 1996 has been restated from the amount previously reported from 29.1% to 26.1% to reflect the adjustment of rental expense as discussed in Cost of Sales and Services above.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased from $643,321 in 1996 to $723,642 in 1997 and as a percentage of revenues these expenses were 25.2% in 1997 and 23.4% in 1996. The increase in 1997 is attributable to increases in professional services and salaries and wages.

The increase in professional services is attributable to an increase in legal and accounting fees as a result of legal and accounting issues related to the evaluation of the current situation with Garden Life
Plan, Ltd. and the study for the establishment of a pre-need authority in the future.

The increase in salaries and wages is a result of the addition of an additional secretary in the administrative offices.


EARNINGS OF GARDEN LIFE PLAN, LTD.

Revenues from the trust funds of the Company's subsidiary, Garden Life Plan, Ltd. (GLP), whose earnings are accounted for on the equity method of accounting are included in the amount reflected as Equity in earnings of Garden Life Plan, Ltd. of
$1,093,897 and $235,324 for 1997 and 1996 respectively.
The increase in 1997 over 1996 is attributable to a change in the method in GLP Trust's method of accounting for its investment. Effective June 1, 1996, the Trust began recording its investment at market value. Previously, the Trust recorded its investments at cost.

Earnings of the Trust fund of GLP are not directly affected by decisions of the management of the Company.
Investment decisions are generally made by the money

                            -5-

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manager of GLP's Trust funds.  Fluctuations in GLP's
Trust fund income, which amounted to $1,641,352 and $705,222 for the years ended May 31, 1997 and 1996 respectively are the result of fluctuations in interest rates, capital gains and the mix of investment of the Trust.

Information relating to Trust investments, obligations and earnings are more fully described in Footnote 2 of GLP's financial statements, which are attached hereto and incorporated by reference.

Equity in the earnings of GLP accounted for 87.8% and 58.5% of the Company's net income in 1997 and 1996, respectively.


INCOME TAXES

The Company's effective income tax rate was 36.5% of pre-tax income in 1997 and 41.2% in 1996. Note (9) to the Company's financial statements presents a reconciliation of the Company's effective and statutory income tax rates.


LIQUIDITY AND CAPITAL RESOURCES

Total working capital decreased by $198,879 from $1,727,133 in 1996 to $1,528,254 in 1997. The decrease is attributable to an increase in current liabilities, particularly in trade accounts payable and accrued liabilities relative to the increase in current assets.
Working capital ratio was 2.9:1 at May 31, 1997 and 3.9:1 at May 31, 1996.

Working capital and the working capital ratio at May
31, 1996 has been restated from the amounts previously reported of $1,850,300 and 5.6:1 respectively, because of the restatement of the 1996 financial statements for the retroactive accrual of rent expense, pursuant to the renegotiation of the lease as discussed in
Item 2 - Description of Property.

Securities Held to Maturity increased from $69,834 in 1996 to $1,101,423 in 1997 principally as a result of the investment of dividends received from Garden Life
Plan, Ltd. in the Company's investment monitor account at a bank.

At the end of 1997, the Company did not have any long-term debt. The Company expects that cash flows from operations, its cash reserves and investments will be adequate to meet the Company's cash requirements in the foreseeable future.

Dividends declared for the fiscal years ended 1996 and 1995, respectively, were $.045 per share which amounted to $81,572 and $82,419.

Cash out flows for the acquisition of the Company's shares were $169,629 in 1997 and $76,481 in 1996.
The Company expects that future acquisitions will be in the range of $50,000 to $70,000 per year.

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